SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                          ----------------------------
                                  FORM 10SB12G
                           ---------------------------

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PERSUANT TO SECTION 12 (B) OR 12 (G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           Commission File Number: TBD
                          ----------------------------

                                GOLDEN HOLE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          NEVADA                                        87-0621339
(STATE  OF  INCORPORATION)                    (I.R.S.  EMPLOYER  ID  NO.)

 10826 Omaha Trace, Union, KY                                         41091
(ADDRESS  OF  PRINCIPAL  EXECUTIVE  OFFICES)                       (ZIP  CODE)

                                  859-384-9430
                         (REGISTRANT'S TELEPHONE NUMBER)

     SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12 (B) OF THE ACT: NONE

   SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12 (G) OF THE ACT: 465,000

Title  of  each  class                         Name  of  each  exchange on which
To  be  so  registered                         Each  class  is  to be registered
Common stock:  $0.001  Par  value              N/A

THE AGGREGATE MARKET VALUE OF THE VOTING STOCK HELD BY NON-AFFILIATES OF THE REGISTRATION WAS $0.001 AS OF THE DATE HEREOF.

SHARES OF COMMON STOCK OUTSTANDING AS OF THE DATE HEREOF: 465,000

PART  I
ITEM  1

DESCRIPTION  OF  BUSINESS

     Pursuant to the Nevada Business Corporation Act, Golden Hole, Inc., f/k/a "Nostromo Contruction Corporation", (hereinafter "The Company") incorporated on December 11, 1985. The Company's original Articles of Incorporation designated an authorized capital of two thousand five hundred (2,500) shares of common stock with a $.01 par value.

     At its inception, the Company declared the nature of its business, and the objects and purposes proposed to be transacted, promoted, or carried on by the corporation, to carry on and conduct any and all lawful activities of business.

     On or about July 07th, 1986 the Company, having conducted neither trade nor business, entered into preliminary negotiations with Western Mine Services and, specifically, turned its attention to Colorado Chain O'Mines investing $5,000.00 for a preliminary report and, shortly thereafter, an additional $20,000.000 for a more extensive review.

     On  June  2nd,  1988,  the  Board  of  Directors   concluded  that  further
exploration of the mining property would involve an unacceptably high risk. The company subsequently fell into inactivity.

     On or about June 7th of 1998, the Directors met to discuss the company's inactivity. A newly formed Board of Directors convened a Special Meeting of the Stockholders on August 15th 1998 to reorganize the Company under the name "Golden Hole, Inc." at which time the Articles of Incorporation were amended to increase the authorized shares from Two Thousand Five hundred (2,500) to One Million (100,000,000) shares with a par value of $0.001 per share. Subsequently, the amended Articles were filed with the State of Nevada.

     While the company should be considered purely developmental at this stage of its existence, its prime business intention is to identify and amalgamate with or acquire a private entity. Given the Company's lack of assets and no recent business history, once the Company does successfully acquire or merge with an operating business opportunity, it is most likely that the Company's present Shareholders will experience substantial stock devaluation. As a result, it is anticipated that there will likely be a change in Company control.

     The Company is filing its registration statement on Form 10-SB voluntarily in order to make information concerning itself more readily available to the general public. Management believes that reporting the Company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the Company not readily available elsewhere.

     In addition, management believes that this might make the Company more attractive to an operating business opportunity as a potential business combination candidate. As a result of filing this registration statement, the Company obligates itself to file with the Commission specific interim and periodic reports, including an annual report, containing audited financial statements.

     The Company intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act. Any target acquisition or merger candidate of the Company will become subject to the same reporting requirements as the Company upon consummation of any such business combination.

     Thus, in the event that the Company successfully completes an acquisition or merger with another operating business, the resultant combined business must provide audited financial statements for at least the two (2) most recent fiscal years or, in the event that the combined operating business has been in business less than two (2) years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate.

     The Company's principal executive offices are located at:

               10826 Omaha Trace, Union, KY 41091.

Business of Issuer

     The Company has no recent operating history and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully. Further, there can be no assurance that the Company will have the ability to acquire or merge with an operating business, business opportunity or property that will be of material value to the Company. Management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities. The Company currently has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider. Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

Sources of Business Opportunities

     The Company intends to use various sources in its search for potential business opportunities including its Officers and Directors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals.

     Because of the Company's lack of capital, it may not be able to retain a fee-based professional firm specializing in business acquisitions and reorganizations. Rather, the Company will most likely have to rely on outside sources, not otherwise associated with the Company that will accept their compensation only after the Company has finalized a successful acquisition or merger.

     To date, the Company has not engaged nor contracted any prospective consultants for these purposes. The Company does not intend to restrict its search to any specific company and has not entered into any definitive agreements or understandings regarding retention of any consultant to assist the Company in its search for business opportunities. Furthermore, management is not presently in a position to actively seek or retain kind of industry or business.

     The Company may investigate, and ultimately acquire, a venture that is in its preliminary or developmental stage, is already in operation, or in various stages of its corporate existence and development. Management cannot predict at this time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of, or merger with, an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares.

     Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense characteristically associated with an initial public offering (IPO).

Evaluation

     Once the Company has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities.

     However, because of the Company's lack of capital, it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity. In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors:  including  potential  benefits to the  Company  and its  Shareholders;
working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity.

     Because the Company has neither located nor identified any specific business opportunity as of the date hereof, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can, therefore, be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to the Company may involve new and untested products, processes or market strategies, which may not ultimately prove successful.

Form of Potential Acquisition or Merger

     Presently, the Company cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen.

     The particular manner in which the Company participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Company and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation.

     The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, the Company does not intend to participate in opportunities through the purchase of minority stock positions. Because of the Company's current status and recent inactive status for the prior eight years, and its attendant lack of assets or relevant operating history, it is likely that any potential merger or acquisition with another operating business will require substantial dilution of the Company's existing Shareholders. There will probably be a change in control of the Company, with the incoming owners of the targeted merger or acquisition candidate taking over control of the Company.

     Management has not established any guidelines as to the amount of control it will offer to prospective business opportunity candidates, since this issue will depend to a large degree on the economic strength and desirability of each candidate, and correspondent ending relative bargaining power of the parties. However, management will endeavor to negotiate the best possible terms for the benefit of the Company's Shareholders as the case arises.

     Management does not have any plans to borrow funds to compensate any persons, consultants, promoters, or affiliates in conjunction with its efforts to find and acquire or merge with another business opportunity. Management does not have any plans to borrow funds to pay compensation to any prospective business opportunity, or Shareholders, management, creditors, or other potential parties to the acquisition or merger. In either case, it is unlikely that the Company would be able to borrow significant funds for such purposes from any conventional lending sources.

     In all probability, a public sale of the Company's securities would also be unfeasible, and management does not contemplate any form of new public offering at this time. In the event that the Company does need to raise capital, it would most likely have to rely on the private sale of its securities. Such a private sale would to available exemptions, if any applies. However, the Company's management at this time contemplates no private sales. If a private sale of the Company's securities is deemed appropriate in the future, management will endeavor to acquire funds on the best terms available to the Company. However, there can be no assurance that the Company will be able to obtain funding when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Company.

     Although not presently anticipated by management, there is a remote possibility that the Company might sell its securities to its management or affiliates. In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities of the Company, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of a finder's fee, although most likely an appropriate finder's fee will be negotiated between the parties, including the potential business opportunity candidate, based upon economic considerations and reasonable value as estimated and mutually agreed at that time.

     A finder's fee would only be payable upon completion of the proposed acquisition or merger in the normal case, and management does not contemplate any other arrangement at this time. Management has not actively undertaken a search for, nor retention of, any finder's fee arrangement with any person. It is possible that a potential merger or acquisition candidate would have its own finder's fee arrangement, or other similar business brokerage or investment banking arrangement, whereupon the terms may be governed by a pre-existing contract; in such case, the Company may be limited in its ability to affect the terms of compensation, but most likely the terms would be disclosed and subject to approval pursuant to submission of the proposed transaction to a vote of the Company's Shareholders. Management cannot predict any other terms of a finder's fee arrangement at this time. It would be unlikely that a finder's fee payable to an affiliate of the Company would be proposed because of the potential conflict of interest issues.

     If such a fee arrangement was proposed, independent management and Directors would negotiate the best terms available to the Company so as not to compromise the fiduciary duties of the affiliate in the proposed transaction, and the Company would require that the proposed arrangement would be submitted to the Shareholders for prior ratification in an appropriate manner. Management does not contemplate that the Company would acquire or merge with a business entity in which any affiliates of the Company have an interest.

     Any such related party transaction, however remote, would be submitted for approval by an independent quorum of the Board of Directors and the proposed transaction would be submitted to the Shareholders for prior ratification in an appropriate manner. None of the Company's managers, Directors, or other affiliated parties have had any contact, discussions, or other understandings regarding any particular business opportunity at this time, regardless of any potential conflict of interest issues. Accordingly, the potential conflict of interest is merely a remote theoretical possibility at this time.

Rights of Shareholders

     It is presently anticipated by management that prior to consummating a possible acquisition or merger, the Company will seek to have the transaction ratified by Shareholders in the appropriate manner. Most likely, this would require a general or special Shareholder's meeting, called for such purpose, wherein all Shareholders would be entitled to vote in person or by proxy. In the notice of such a Shareholder's meeting and proxy statement, the Company will provide Shareholders complete disclosure documentation concerning a potential acquisition of merger candidate, including financial information about the target and all material terms of the acquisition or merger transaction.

Competition

     Because the Company has not identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. The Company is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities and, due to the Company's lack of funds, it may be difficult to successfully compete with these other companies.

     As of the date hereof, the Company does not have any employees and has no plans for retaining employees until such time as the Company's business warrants the expense, or until the Company successfully acquires or merges with an operating business. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

Facilities

     The Company is currently using as its principal place of business the residence of its President located in Kentuky. Although the Company has no written agreement and pays no rent for the use of this facility, it is contemplated that at such future time as an acquisition or merger transaction may be completed, the Company will secure commercial office space from which it will conduct its business.

     Until such an acquisition or merger, the Company lacks any basis for determining the kinds of office space or other facilities necessary for its future business. The Company has no current plans to secure such commercial office space. It is also possible that a merger or acquisition candidate would have adequate existing facilities upon completion of such a transaction, and the Company's principal offices may be transferred to such existing facilities.

Industry Segments

     No information is presented regarding industry segments. The Company is presently a development stage company seeking a potential acquisition of or merger with a yet to be identified business opportunity. Reference is made to the statements of income included herein in response to Part F/S of this Form 10-SB, for a report of the Company's operating history for the past two fiscal years.

Item 2. Management's Analysis or Plan of Operation

     The Company is considered a development stage company with no assets or capital and with no operations or income since inception. The costs and expenses associated with the preparation and filing of this registration statement and other operations of the Company have been paid for by a Shareholder and Officer of the Company, specifically Gregory F. Martini, President, Secretary and a Director of the Company). It is anticipated that the Company will require only nominal capital to maintain the corporate viability of the Company and the Company's existing Shareholders or its Officers and Directors will most likely provide necessary funds in the immediate future.

     However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a viable corporation. In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on the Company as it relates to its business and operations following a successful acquisition or merger.

Plan of Operation

     During the next twelve (12) months, the Company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item I above. Because the Company lacks funds, it may be necessary for the Officers and Directors to either advance funds to the Company or to accrue expenses until such time as a successful business consolidation can be made.

     Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Furthermore, the Company's Directors will suspend any compensation until such time as an acquisition or merger can be accomplished and will make every effort to have the business opportunity provide their remuneration. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds.

     As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital, most likely the only method available to the Company would be the private sale of its securities. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum, from either a commercial or private lender.

     There can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company. The Company does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.

Item 3.  Description of Property

     The information required by this Item 3 is not applicable to this Form 10-SB due to the fact that the Company does not own or control any material property.

 Item 4. Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth information, to the best knowledge of the Company as of the date hereof, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding common stock, each Director of the Company and all Directors and Officers of the Company as a group.

Name and Address           Amount and Nature of               Percent
Beneficial Owner           Beneficial Ownership               of Class

Christine Blakely           40,500 Shares                       9%
5621 South Magic Isle Lane
Murray, UT 84107

Robert Blakely              49,500 Shares                      11%
5621 South Magic Isle Lane
Murray, UT 84107

Jayson Christensen          24,000 Shares                       6%
6628 South Clernates Drive
West Jordan, UT 84084

Charles H. Spaulding        30,000 Shares                       7%
412 North 46th Place
Phoenix, AZ 85018

     Note: The Company has been advised that each of the persons listed above has sole voting power over the shares indicated above. None of the above persons are married or in a domestic partnership.


Item 5.

Directors, Executive Officers, Promoters and Control Persons

The sole Director and Executive Officer of the Company is as follows:


Name                Age   Title                   Position Held Since

Gregory Martini     43    President/Director       02/15/2000
                          Sec./ Treas./Director    02/15/2000

     The Director holds office until the next annual meeting of stockholders and until his or her successor has been duly elected and qualified. There are no agreements with respect to the election of Directors. The Company has not compensated its Directors for service on the Board of Directors or any committee thereof. As of the date hereof, no Director has accrued any expenses or compensation.

     The Board of Directors appoints Officers annually, and each executive Officer serves at the discretion of the Board of Directors. The Company does not have any standing committees at this time. No Director, Officer, affiliate or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment or decree involving the violation of any state or federal securities laws. The business experience of each of the persons listed above during the past five years is as follows:

Gregory F. Martini : Director and President

     Gregory F. Martini, President of Golden Hole, has been the sole officer and director of LightTouch since January 20, 1999. He has been the Treasurer and a director of LightTouch since its inception in March 1997, and was the President from March 1997 to December 1999. In December 1999, he took on the positions of Chief Executive Officer and Chief Financial Officer for LightTouch. He has also been the president and a director of Intram Investment Corporation, a private corporation located in Union, Kentucky, which renders investment advice to individuals and firms.

     From May 1996 to June 1998, Mr. Martini was the managing director and head of high yield capital markets for Union Bank of Switzerland, New York, New York. He was employed by Citicorp Securities, Inc., New York, New York, in a similar capacity from June 1993 to April 1995. While at Citicorp he was responsible for 30 professionals in sales, research, and trading, and managed over $250 million of inventory in high yield securities.

     From October 1989 to September 1991, he was a managing director at BT Securities, New York, New York, where he had responsibility for managing that firm's high yield debt securities. Mr. Martini was vice president, high yield securities for Salomon Brothers, New York, New York, from April 1986 to October 1989.

     From June 1983 to April 1986, he was portfolio manager of fixed income securities for Union Central Life Insurance Co., Cincinnati, Ohio. Mr. Martini recieved a bachelors degree in finance and accounting from Xavier University in Cincinnati, Ohio, in 1984, and recieved his designation as a chartered financial analyst (CFA) in 1987.

     Mr. Martini may be deemed to be the "promoter" of the Company within the meaning of the Rules and Regulations under federal securities laws.


Item 6.       Executive Compensation

     The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, Officers or Directors. The Company has neither paid any salaries or other compensation to its Officers, Directors or employees.

     Further, the Company has not entered into an employment agreement with any of its Officers, Directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's Directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. As of the date hereof, no person has accrued any compensation from the Company.

Item 7.        Certain Relationships and Related Transactions

     During the Company's last two fiscal years, there have not been any transactions between the Company and any Officer, Director, nominee for election as Director, or any Shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate family.


Item  8.        Description  of  Securities

Common  Stock

     The Company is authorized to issue 100,000,000 shares of common stock, Par Value $0.001, of which 465,000 shares are issued and outstanding as of the date hereof. All shares of common stock have equal rights and privileges with respect to voting,liquidation and dividend rights.

     Each  share  of  common  stock  entitles  the  holder  thereof  to:

     (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders;

     (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and

     iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company.

     Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or any other securities. The common stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of common stock are fully paid and non-assessable.

Preferred  Stock

     The Company does not have any preferred stock, authorized or issued.


PART  II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

     No shares of the Company's common stock have previously been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency or authority. The Company has made an application to the NASD for the Company's shares to be quoted on the National Quotation Bureau's Pink Sheets ("Pink Sheets"). The Company's application to the NASD consists of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Securities Exchange Act of 1934, as amended. Inclusion on the "Pink Sheets" permits price quotations for the Company's shares to be published by such service.

     The Company's common shares are not currently quoted. The Company is not aware of any established trading market for its common stock nor is there any record of any reported trades in the public market in recent years. The Company's common stock has never traded in a public market.

     If and when the Company's common stock is traded in the Pink Sheet, most likely the shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the 'Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g9(d)(1) incorporates the definition of penny stock as that used in Rule 3a5l-l of the Exchange Act.

     The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a5l-l provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission.

     If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase.

     Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

     As of the date hereof, there were thirty (30) holders of record of the company's common stock. As of the date hereof, the company has issued and outstanding 465,000 post-split shares of common stock. Of this total, all shares, were issued in transactions more than two years ago and may be sold or otherwise transferred without restriction pursuant to the terms of rule 144 ("rule 144") of the securities act of 1933, as amended (the "act"), unless held by an affiliate or controlling shareholder of the company.

Dividend  Policy

     The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and reinvest future earnings, if any, to finance its operations.

Item  2.       Legal  Proceedings

     The Company is currently not a party to any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened.


Item  3.  Changes in and Disagreements with Accountants

     Item 3 is not applicable to this Form 10-SB.

Item  4.       Recent  Sales  of  Unregistered  Securities

     In August of 1998 the Company sold 330 post-split shares of restricted common stock to Robert Blakely for $4,950.00 and 270 post-split shares of restricted common stock to Christine Blakely for $4,050.00 which contributions were used to cover costs incurred while bringing the Company into good standing. These transactions are deemed exempt pursuant to Section 4(2) of the Act.

     All other issues of securities by the Company were made more than three years ago.

INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

     The Company's Articles and By-Laws provide for indemnification for liability, including expenses incurred in connection with a claim of liability arising from having been an officer or director of the Company for any action alleged to have been taken or omitted by any such person acting as an officer or director, not involving gross negligence or willful misconduct by such person.

     Section 78.751 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is threatened to made party to any threatened, pending, or completed action, suit or proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust or other enterprise. The Company's By-Laws provide that such a person shall be indemnified and held harmless to the fullest extent provided by Nevada law.

Transfer  Agent

     The Company has presently designated Interwest Transfer Company, Inc., 1981
E. Murray Holliday Road, Holliday, Utah 84117, (801) 272-9294 its transfer agent.

PART  F/S

Financial  Statements  and  Supplementary  Data

     The Company's financial statements at March 31, 2000, December 31 1998, and December 31, 1997 and the statements of operations, stockholder's equity, and cash flows for the three months ended March 31,1999 and the years ended December 31, 1998, 1997, and 1996 and the period December 11, 1985 (date of inception) to March 31, 2000, have been examined to the extent indicated in the reports by Andersen Andersen and Strong, L.C., Certified Public Accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein, on the following pages, in response to Part F/S of this Form 10-SB.

ITEM  5
SIGNATURES

     Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              GOLDEN HOLE,  INC.
                              (REGISTRANT)

                              /s/   Gregory F. Martini
                          BY:  _______________________
                               PRESIDENT  AND  DIRECTOR

DATED:  25TH  DAY  OF  MAY,  2000

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 25th day of May, 2000.

/s/   Gregory F. Martini
___________________________________
GREGORY F. MARTINI: President and Director


/s/  Gregory F. Martini
____________________________________
GREGORY F. MARTINIT: Director,  Secretary  and  Chief  Financial  Officer


PART  III

ITEM  1.     INDEX  TO  EXHIBITS

THE  FOLLOWING  EXHIBITS  ARE  FILED  WITH  THIS  REGISTRATION  STATEMENT:

Exhibit  No.               Description
------------               -----------

    3  (i)               Articles  of  Incorporation
                         Certificate of Amendment of Articles of Incorporation

    3  (ii)               By-Laws

    23                    Consent  of  Independent  Certified  Public Accountant

    27                    Financial  Data  Schedule



                               GOlden Hole, Inc.


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Andersen Andersen & Strong, L.C.
Certified Public Accountants and Business Consultants
Member SEC Practice Section of the AICPA

Board  of  Directors
Golden Hole,  Inc.


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     We have audited the accompanying balance sheets of Golden Hole, Inc. (a development stage company) at March 31, 2000, December 31 1998, and December 31, 1997 and the statements of operations, stockholder's equity, and cash flows for the three months ended March 31,1999 and the years ended December 31, 1998, 1997, and 1996 and the period December 11, 1985 (date of inception) to March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden Hole, Inc. at March 31, 2000, December 31 1998, and December 31, 1997 and the statements of operations, stockholder's equity, and cash flows for the three months ended March 31,1999 and the years ended December 31, 1998, 1997, and 1996 and the period December 11, 1985 (date of inception) to March 31, 2000, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations from its inception and does not have the necessary working capital for any future planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 4. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Andersen Andersen and Strong, L.L.C.
----------------------------------------
Andersen Andersen and Strong, L.L.C.
Salt  Lake  City,  Utah
April 19, 2000

                               Golden Hole, Inc.
                           (A Development Stage Company)
                                 BALANCE SHEETS
   March 31, 2000, December 31, 1999, December 31, 1998, and December 31, 1997


                                                        Mar 31,    Dec 31,      Dec 31,    Dec 31,
                                                        2000       1999         1998       1997
                                                        ---------  ---------    ---------  ---------
ASSETS

CURRENT ASSETS
Cash                                                    $      -   $      -     $      -   $      -
                                                        ---------  ---------    ---------  ---------
  Total Current Assets                                  $      -   $      -     $      -   $      -
                                                        =========  =========    =========  =========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable                                        $      -   $  1,000     $      -   $      -
                                                        ---------  ---------    ---------  ---------
Total Current Liabilities                                      -      1,000            -          -
                                                        ---------  ---------    ---------  ---------

STOCKHOLDERS' EQUITY

Common stock
        100,000,000 shares authorized, at $0.001 par
        value; 465,000 shares issued and outstanding
        on March 31, 2000; 375,000 on Dec 31, 1997       465        465         465         375

Capital in excess of par value                           33,535      33,535     33,535      24,625

    Deficit accumulated during the development stage    (35,000)   (35,000)     (34,000)   (25,000)
                                                       ---------  ---------     ---------  ---------

Total Stockholders' Equity (deficiency)                  (1,000)      (1,000)       -          -
                                                       ---------  ---------     ---------  ---------
                                                       $   -      $   -         $   -      $   -
                                                       =========  =========     =========  =========

   The accompanying notes are an integral part of these financial statements.


                                GOLDEN HOLE, INC.
                           (Development Stage Company)
                            STATEMENTS OF OPERATIONS
          For the Years Ended March 31, 2000, 1999 and the Years Ended
                December 31, 1998, 1997 and 1996 and the Period
            December 11, 1985 (Date of Inception) to March 31, 1999



                       Mar 31   Dec 31  Dec 31   DEC 31     Dec 31      Dec 11, 1985(Date of Inception)to
                       2000     1999    1998     1997       1996        Mar 31, 1999
                       -------  ------- -------  -------    -------     -------

REVENUES               -        -       -        -          -           -

EXPENSES               -        1,000   9,000    -          -           35,000
                       -------- ------- -------  -------    -------     -------

NET LOSS               $-       $(1,000)$(9,000) $-         $-          $(35,000)
                       ======== ======= =======  =======    =======     =======

NET LOSS PER COMMON
SHARE

Basic                  $(.002)  $(.002) $(.02)   $ -        $ -
                       -------- ------- -------  -------    -------



AVERAGE  OUTSTANDING
    SHARES

     Basic             465,000  465,000 375,000  375,000
                       -------- ------- -------  -------



   The accompanying notes are an integral part of these financial statements.

                                GOLDEN HOLE, INC.
                           (Development Stage Company)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                Period from December 11, 1985 (Date of Inception)
                                to March 31, 2000




                                                 COMMON  STOCK          CAPITAL  In
                                                  ----------------      EXCESS  OF  ACCUMULATED
                                                 SHARES     AMOUNT      PAR VALUE   DEFICIT
                                                 -------    -------  ----------  ---------
Balance December 11,  1985(date of inception)    -          $  -        $     -     $   -

Issuance of common stock for cash                19,500     19          1,281           -
at $.0667 - December 2, 1986

Issuance of common stock for cash                33,000     33          2,167           -
at $.0667 - February 17, 1987

Issuance of common stock for cash                22,500     22          1,478           -
at $.0667 - April 13, 1987

Issuance of common stock for cash                85,500     86          5,614           -
at $.0667 - September 6, 1987

Issuance of common stock for cash                78,000     78          5,122           -
at $.0667 - November 14, 1987

Net operating loss for the year ended            -          -           -           (15,900)
December 31, 1987

Issuance of common stock for cash
at $.0667 - February 3, 1998                     136,500    1377        8,963       -



Net operating loss for the year ended
December 31, 1988                                -          -           -           (9,100)

BALANCE DECEMBER 31, 1997                        375,000    375         24,625      (25,000))
                                                 =======    =======     =======     ========
Issuance of common stock for cash
at $1.00 - November 23, 1999                     7,350      7           7,343       -

                                                 -------    ------      ------      -------
BALANCE DECEMBER 31, 1998                        465,000    465         33,535      (34,000)
                                                 =======    =======     =======     ========
Net operating loss for the year ended            -          -           -           (1,000)
December 31, 1998

BALANCE DECEMBER 31, 1999                        465,000    $465        $33,535     $(35,000)
                                                 =======    =======     =======     ========
BALANCE DECEMBER 31, 2000                        465,000    $465        $33,535     $(35,000)
                                                 =======    =======     =======     ========

   The accompanying notes are an integral part of these financial statements.

                               GOLDEN HOLE, INC.
                           (Development Stage Company)
                             STATEMENT OF CASH FLOWS

 For the Three Months Ended March 31, 2000 and the Years Ended December 31,
  1999, 1998 and 1997 and the Period from December 11, 1985 Date of Inception)
                               to March 31, 2000



                                                                                               DEC 11, 1985
                                        MAR 31   DEC 31     DEC 31      DEC 31      DEC 31     (Date of Inception)
                                        2000     1999       1998        1997        1996       to MAR 31, 1999
                                        ------- -------     -------     -------     -------    -------------------
CASH FLOWS FROM
OPERATING ACTIVITIES
Net loss                                $-       $(1,000)   $(9,000)    $-          $-         $(35,000)

Adjustments to reconcile net loss to
net cash provided by operating
activities                              -        -          -           -           -          -

Changed in Accounts Payable             -        1,000      -           -           -          1,000
                                        -------  -------    -------     -------     -------    -------
Net Cash From Operations                -        -          -           -           -          (34,000)
                                        -------  -------    -------     -------     -------    -------

CASH FLOWS FROM INVESTING
ACTIVITIES                              -        -          -           -           -
                                        -------  -------    -------     -------     -------    -------
CASH FLOWS FROM FINANCING
ACTIVITIES

Proceeds from issuance of common stock
                                        -        -          9,000       -           -          34,000
                                        -------  -------    -------     -------     -------    -------
Net Increase (Decrease) in Cash         -        -          -           -           -          -

Cash at Beginning of Period             -        -          -           -           -          -

                                        -------  -------    -------     -------     -------    -------

Cash at End of Period                   $-   $   $-         $-          $-          $-         $-
                                        =======  =======    =======     =======     =======    =======





   The accompanying notes are an integral part of these financial statements.

                                GOLDEN HOLE, INC.
                           (Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS



1.     ORGANIZATION

     The Company was incorporated under the laws of the State of Nevada on December 11, 1985 with the name of "Nostromo Construction Corporation." with authorized common stock of 2,500 shares at a par value of $0.01. On October 16, 1998 the authorized capital stock was increased to 100,000,000 shares with a par value of $.001 in connection with a name change to "Golden Hole, Inc.".

     On August 15, 1998 the Company completed a forward common stock split of 150 shares for each outstanding share. This report has been prepared showing after stock split shares with a par value of $.001 from inception.

     The Company is in the development stage and has been engaged in the activity of seeking developmental mining properties and was inactive after 1998.

2.  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

Accounting  Methods
-------------------

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend  Policy
----------------

The Company has not adopted a policy regarding payment of dividends.

Income  Taxes
-------------

     At December 31, 1998, the Company had a net operating loss carry forward of $34,000. The tax benefit from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is undeterminable since the Company has no operations. The net operating loss will expire in 2019.

Earnings  (Loss)  Per  Share
----------------------------

     Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding, after the stock split.

Financial  Instruments
----------------------

     The carrying amounts of financial instruments are considered by management to be their estimated fair values. These values are not necessarily indicitive of the amounts that the Company could realize in a current market exchange.

------

                               GOLDEN HOLE, INC.
                          (A Development Stage Company)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



2.   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (continued)

Estimates  and  Assumptions
---------------------------

     Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

3.  RELATED  PARTY  TRANSACTIONS

     The statement of changes in stockholder's equity shows 465,000 shares of common stock outstanding of which 159,000 shares were acquired by related parties.

4.  GOING  CONCERN

     Continuation of the Company as a going concern is dependent upon obtaining sufficient working capital to be successful in that effort and the management of the Company has developed a strategy, which it believes will accomplish this objective through equity funding, and long term financing, which will enable the Company to operate for the coming year.

     Management recognizes that, if it is unable to raise the necessary capital, the Company cannot operate in the future.